SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            Essex International Inc.

                                (Name of Issuer)


                    Common Stock (par value $0.01 per share)

                         (Title of Class of Securities)


                                    297025108

                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000


            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 April 30, 1997

             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

       See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                     0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                      2,243,377.5
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                2,243,377.5
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            2,243,377.5
------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

            BD-PN-IA
------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Goldman Sachs Group, L.P.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

            See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                     0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                      2,243,377.5
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                2,243,377.5
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            2,243,377.5
------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
            HC-PN

------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GS Advisors, L.P.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

            See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF                     0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY                      2,107,621
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                                2,107,621
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            2,107,621
------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

            PN
------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GS Capital Partners, L.P.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

            See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF             0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              2,107,621
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON               0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        2,107,621
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            2,107,621
------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

            PN
------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stone Street Fund 1992, L.P.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

            See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF             0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              28,396
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON               0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        28,396
------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
            28,396
------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
------------------------------------------------------------
14. TYPE OF REPORTING PERSON

            PN
------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bridge Street Fund 1992, L.P.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

            See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF             0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              17,110.5
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON               0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        17,110.5
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            17,110.5
------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

            PN
------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stone Street Performance Corp.
------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]
                                                   (b)  [  ]
------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------
 4.  SOURCE OF FUNDS

            See Item 3.
------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [  ]
------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------
                    7.  SOLE VOTING POWER
  NUMBER OF             0
    SHARES          ----------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              45,506.5
    EACH            ----------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON               0
    WITH            ----------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        45,506.5
------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
            45,506.5
------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%
------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            ESSEX INTERNATIONAL INC.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Essex International Inc., a Delaware corporation (the "Company").

         The principal executive offices of the Company are located at 1601 Wall Street, Fort Wayne, Indiana 46802.

Item 2.  Identity and Background.

         This Statement is being filed by GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Performance Corp. ("Performance"), Goldman, Sachs & Co. ("GS") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS, GS Advisors, Performance and the Limited Partnerships, the "Filing Persons")1.

         As of May 13, 1997, GS and GS Group may be deemed to indirectly own beneficially 2,153,127.5 shares of Common Stock through the Limited Partnerships. In addition, as of May 13, 1997, GS, and GS Group indirectly, may be deemed to own beneficially 90,250 shares of Common Stock held in client accounts with respect to which GS or employees of GS have voting or investment discretion, or both ("Managed Accounts"). GS and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS, GS Group or their affiliates and (ii) held in Managed Accounts.

         GS Capital, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited partnership, is the sole general partner of GS Capital. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Filing Persons constitute a "group" for any purpose.

instruments. Performance, a Delaware corporation, is the sole general partner of Stone Street and the sole managing general partner of Bridge Street. GS, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS also serves as the investment manager for GS Capital. GS Group, one of the general partners of GS, owns a 99% interest in GS. GS Group is a Delaware limited partnership and holding partnership that engages (directly and indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. The other general partner of GS is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is wholly-owned by GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each Filing Person, GS L.L.C. and GS Corp., is 85 Broad Street, New York, NY 10004.

         The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committee of GS Corp. and GS L.L.C. and of each member of the executive committee of GS Group and GS are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Performance are set forth on Schedule II-B hereto and are incorporated herein by reference.

         During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On October 9, 1992, GS Capital acquired 4,264,986 shares of class A common stock, par value $.01 per share (the "Class A Common Stock"), of the Company, for $12,187,500 in cash, Stone Street acquired 68,240 shares of Class A Common Stock for $195,000 in cash and Bridge Street acquired 41,119 shares of Class A Common Stock for $117,500 in cash. On the same date, GS Capital acquired, for $1,638,807 in cash, 2,185,076 warrants ("Warrants") to purchase shares of Class A Common Stock, Stone

Street acquired 34,961 Warrants for $26,221 in cash and Bridge Street acquired 21,066 Warrants for $15,800 in cash. Each such Warrant entitled the holder to purchase one share of Class A Common Stock at an exercise price of $2.85757 per share, subject to certain adjustments. On July 3, 1996, GS Capital made a further acquisition of 800,000 shares of Class A Common Stock at a purchase price of $4,000,000 in cash.

         In connection with the Company's initial public offering (the "IPO"), the Class A Common Stock was reclassified into Common Stock and was subject to a two-for-one reverse stock split and the Warrants were adjusted for such reclassification and stock split. On April 23, 1997, in connection with the IPO, GS Capital sold 57,737 shares of Common Stock and all of its 1,092,538 Warrants, Stone Street sold 778 shares of Common Stock and 17,480 of its 17,480.5 Warrants and Bridge Street sold 469 shares of Common Stock and all of its 10,533 Warrants to the Underwriters (as defined below). On or about April 23, 1997, Stone Street surrendered its remaining 0.5 Warrant to the Company. On May 1, 1997, in connection with the Underwriters' exercise of their over-allotment options in the IPO, GS Capital sold an additional 367,135 shares of Common Stock, Stone Street sold an additional 4,946 shares of Common Stock and Bridge Street sold an additional 2,980 shares of Common Stock to the Underwriters. All of the sales of Common Stock and Warrants by the Limited Partnerships to the Underwriters in connection with the IPO were at a price of $15.98 per share of Common Stock and $10.6077684 per Warrant, in cash.

         As of May 13, 1997, GS held 90,250 shares of Common Stock for Managed Accounts which were acquired in the ordinary course of business on or after April 23, 1997. In addition, since April 23, 1997, GS has purchased and sold shares of Common Stock in certain ordinary course trading activities related to the underwriting of the IPO. All such transactions are set forth on Schedule IV hereto and, except where otherwise specified on Schedule IV, were effected in the over-the-counter market. The aggregate consideration for the purchases listed on Schedule IV was $57,159,865.20.

         The funds used by the Limited Partnerships to purchase the shares of Class A Common Stock and Warrants discussed above were obtained by the Limited Partnerships from capital contributions by the partners of the Limited Partnerships and from the Limited Partnerships' available funds. The funds used to purchase shares of Common Stock for the Managed Accounts came from client funds.

         None of the persons listed on Schedules I, II-A or II-B hereto has contributed any funds or other consideration towards the purchase of the securities of the Company, except insofar as they may be general or limited partners of the Limited Partnerships and have made capital contributions to such Limited Partnerships, as the case may be.

Item 4. Purpose of the Transaction.

         The Shares of Common Stock and Warrants were acquired by the Filing Persons for investment purposes. As of the date of this statement, none of the Filing Persons has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than in connection with the Registration Rights Agreement, the Underwriting Agreements and the Custody Agreements, each as defined and described in Item 6 below.

         Each Filing Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Filing Person may, subject to the restrictions discussed in Item 6 below and the restrictions contained in the Securities Act of 1933 (the "Securities Act"), at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A and II-B hereto may make the same evaluation and may reserve the same rights.

Item 5. Interest in Securities of the Issuer.

         (a) As of May 13, 1997, GS Capital beneficially owned, and GS Advisors may be deemed to beneficially own, an aggregate of 2,107,621 shares of Common Stock, representing approximately 7.3% of the shares of Common Stock reported to be outstanding as of May 1, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "Company's 10-Q")).

         As of May 13, 1997, Stone Street beneficially owned an aggregate of 28,396 shares of Common Stock representing approximately 0.1% of the shares of Common Stock reported to be outstanding as of May 1, 1997 (as reported in the Company's 10-Q).

         As of May 13, 1997, Bridge Street beneficially owned an aggregate of 17,110.5 shares of Common Stock, representing approximately 0.1% of the shares of Common Stock reported to be outstanding as of May 1, 1997 (as reported in the Company's 10-Q).

         As of May 13, 1997, Performance may be deemed to beneficially own an aggregate of 45,506.5 shares of Common Stock, which are beneficially owned by Stone Street and Bridge Street as described above, representing approximately 0.2% of the shares of Common Stock reported to be outstanding as of May 1, 1997 (as reported in the Company's 10-Q).

         As of May 13, 1997, GS may be deemed to beneficially own an aggregate of 2,243,378 shares of Common Stock, including (i) the 2,153,127.5 shares of Common Stock beneficially owned by the Limited Partnerships described above, and
(ii) the 90,250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 7.7% of the Common Stock reported to be outstanding as of May 1, 1997 (as reported in the Company's 10-Q).

         As of May 13, 1997, GS Group may be deemed to beneficially own an aggregate of 2,243,378 shares of Common Stock, including (i) the 90,250 shares of Common Stock held in Managed Accounts and (ii) the 2,153,127.5 shares of Common Stock beneficially owned by the Limited Partnerships, representing in the aggregate approximately 7.7% of the shares of Common Stock reported to be outstanding as of May 1, 1997 (as reported in the Company's 10-Q).

         GS Group and GS disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, GS or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

         None of the Filing Persons beneficially owns any shares of Common Stock as of May 13, 1997 other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in the second through eighth pages of this filing.

         (c) Except as set forth in Item 3 and Schedule IV and except, with respect to GS, in its capacity as an underwriter in the IPO (as further described in Item 6), no transactions in the Common Stock were effected by the Filing Persons or, to their knowledge, any of the persons listed on Schedules I, II-A or II-B hereto, during the past 60 days. Schedule IV sets forth transactions in the Common Stock which have been effected by GS during the period from March 1, 1997 through May 13, 1997. The sale of 434,045 shares of Common Stock and 1,120,551 Warrants by the Limited Partnerships, described in
Item 3, were made pursuant to the Underwriting Agreements for cash. The purchases by GS set forth on Schedule IV were made in the ordinary course of business for the benefit of the Managed Accounts and in certain ordinary course trading activities related to the underwriting of the IPO. Except where otherwise specified on Schedule IV, all of these transactions were effected in the over-the-counter market.

         (d) Except in accordance with the Custody Agreements, as described in
Item 6 below, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         1. The Limited Partnerships are parties to a Registration Rights Agreement with the Company, dated as of October 9, 1992, as amended by Amendment No. 1 thereto, dated as of June 5, 1995 (as so amended, the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Limited Partnerships have the ability to require (a "Demand") the Company to register any or all of the Common Stock held by them in a public offering pursuant to the Securities Act. The Limited Partnerships have the right to make two Demands plus an additional Demand in certain circumstances. Demand registrations are subject to the right of the managing underwriter of the related offering to restrict the size of the registration if the number of shares requested to be sold cannot be sold within a price range acceptable to the selling stockholders. Pursuant to the Registration Rights Agreement, the Limited Partnerships also have the right to "piggyback" or include their Common Stock in any registration of Common Stock made by the Company, subject to the right of the managing underwriter to restrict the size of the registration if the number of shares requested to be sold by the piggyback stockholders would have an adverse effect on the offering.

         Expenses, other than underwriters discounts and commissions, incurred in connection with such Demand or piggyback registration pursuant to the Registration Rights Agreement are to be paid by the Company. The Company also has agreed to indemnify the Limited Partnerships against certain liabilities, including those arising under the Securities Act.

         The foregoing description of the Registration Rights Agreement is subject to, and qualified in its entirety by reference to, the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D.

         2. In connection with the IPO, the Limited Partnerships entered into an Underwriting Agreement, dated April 17, 1997 (the "U.S. Underwriting Agreement"), among the Company, Essex Group, Inc. ("Essex"), the selling stockholders listed in Schedule II thereto (the "Selling Stockholders") and GS, Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc., as representatives of the several underwriters listed in
Schedule I thereto (the "U.S. Underwriters"), and an Underwriting Agreement, dated April 17, 1997 (the "International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), among the Company, Essex, the Selling Stockholders and Goldman Sachs

International, Smith Barney Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers International (Europe), as representatives of the several underwriters listed in Schedule I thereto (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters"). The Underwriting Agreements provide for purchases by the Underwriters from the Company and the Selling Stockholders of 4,287,279 shares of Common Stock, at a purchase price per share of $15.98, and 2,203,506 Warrants, at a purchase price per Warrant of $10.6077684, and up to an additional 691,784 shares of Common Stock and 257,175 Warrants, at the same respective purchase prices, for the purposes of covering over-allotments. The Underwriters exercised the over-allotment options in part, purchasing an additional 639,007 shares of Common Stock and 237,556 Warrants. The Underwriting Agreements contain standard terms and conditions, including representations, warranties and indemnity provisions. Pursuant to the Underwriting Agreements, GS purchased an aggregate of 985,472 shares of Common Stock and 488,318 Warrants and Goldman Sachs International, an English unlimited company, purchased 315,283 shares of Common Stock and 156,229 Warrants (including, in each case, shares of Common Stock and Warrants purchased pursuant to the exercise of the Underwriters' over-allotment options).

         Pursuant to the Underwriting Agreements and to Lock-Up Agreements (the "Lock-Up Agreements") between certain stockholders of the Company, the Company and the Underwriters, the Limited Partnerships and certain other stockholders of the Company agreed that prior to October 15, 1997, they would not offer, sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security without the prior written consent of GS. Also pursuant to the Underwriting Agreements, the Company has agreed that prior to October 15, 1997, it will not offer, sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, or file a registration statement relating to, shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security (other than up to 1,300,000 shares of Common Stock that may be issued in connection with acquisitions and other than pursuant to employee stock option plans existing, or upon the conversion or exchange of convertible or exchangeable securities outstanding, on April 17, 1997) without the prior written consent of GS.

         The foregoing description of the Underwriting Agreements is subject to, and qualified in its entirety by reference to, the Underwriting Agreements, which are filed as exhibits to this Schedule 13D. The foregoing description of the Lock-Up Agreements is subject to, and qualified in its entirety by reference to, the form of Lock-Up Agreement, which is filed as an exhibit to this Schedule 13D.

         3. In connection with the IPO, each of the Limited Partnerships entered into a Custody Agreement, dated April 17, 1997 (collectively, the "Custody Agreements"), with The Bank of New York, as Custodian (the "Custodian"), pursuant to which The Bank of New York was given custody of certain shares of Class A Common Stock and Warrants owned by the Limited Partnership and was authorized and instructed to effect certain transfers of and transactions relating to such shares and warrants in order to facilitate the IPO. All such transfers and transactions are completed and the Limited Partnerships expect the prompt release of the 1,753,127.5 shares of Common Stock held by the Custodian pursuant to the Custody Agreements.

         The foregoing description of the Custody Agreements is subject to, and qualified in its entirety by reference to, the form of Custody Agreement, which is filed as an exhibit to this Schedule 13D.

         Except as described in this Schedule 13D, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits.

         (1) Joint Filing Agreement.

         (2) Registration Rights Agreement.

         (3) U.S. Underwriting Agreement.

         (4) International Underwriting Agreement.

         (5) Form of Lock-Up Agreement.

         (6) Form of Custody Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 23, 1997

                        GOLDMAN, SACHS & CO.

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      Managing Director

                        THE GOLDMAN SACHS GROUP, L.P.
                        By:         The Goldman Sachs Corporation,
                                    its general partner

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      Executive Vice President

                        GS ADVISORS, L.P.
                        By:         GS Advisors, Inc., its general partner

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      President

                        GS CAPITAL PARTNERS, L.P.
                        By:         GS Advisors, L.P., its general partner
                        By:         GS Advisors, Inc., its general partner

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      President

                        STONE STREET FUND 1992, L.P.
                        By:         Stone Street Performance Corp.,
                                    its general partner

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      Vice President

                        BRIDGE STREET FUND 1992, L.P.
                        By:         Stone Street Performance Corp.,
                                    its managing general partner

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      Vice President

                        STONE STREET PERFORMANCE CORP.

                        By:         /s/  Richard A. Friedman
                        Name:       Richard A. Friedman
                        Title:      Vice President

                                   SCHEDULE I

         The name of each director and of each member of the executive committee of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committee of The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

         The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain

John L. Thornton

                                  SCHEDULE II-A

         The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

         The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

         All executive officers and directors listed below are United States citizens.


Name                    Position                   Present Principal Occupation
-------------------     ------------------------   ----------------------------
Richard A. Friedman     Director/President         Managing Director of
                                                   Goldman, Sachs & Co.
Terence M. O'Toole      Director/Vice President    Managing Director of
                                                   Goldman, Sachs & Co.
Carla H. Skodinski      Vice President/Secretary   Vice President of Goldman,
                                                   Sachs & Co.
Elizabeth S. Cogan      Treasurer                  Vice President of Goldman,
                                                   Sachs & Co.
Joseph H. Gleberman     Director/Vice President    Managing Director of
                                                   Goldman, Sachs & Co.
Henry Cornell           Vice President             Managing Director of
                                                   Goldman Sachs (Asia) L.L.C.
Barry S. Volpert        Director/Vice President    Managing Director of
                                                   Goldman, Sachs & Co.
Eve M. Gerriets         Vice President/            Vice President of Goldman,
                        Assistant Secretary        Sachs & Co.
David J. Greenwald      Assistant Secretary        Vice President of Goldman,
                                                   Sachs & Co.
C. Douglas Fuge         Assistant Treasurer        Vice President of Goldman,
                                                   Sachs & Co.

                                  SCHEDULE II-B

         The name, position and present principal occupation of each director and executive officer of Stone Street Performance Corp., the sole general partner of Stone Street Fund 1992, L.P. and the sole managing general partner of Bridge Street Fund 1992, L.P., are set forth below.

         The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

         All executive officers and directors listed below are United States citizens.


Name                    Position                   Present Principal Occupation
-------------------     ------------------------   ----------------------------

Richard A. Friedman     Director/Vice President    Managing Director of Goldman,
                                                   Sachs & Co.
Avi M. Nash             Director/Vice President    Managing Director of Goldman,
                                                   Sachs & Co.
Jeffrey B. Goldenberg   Director/Vice President    Managing Director of Goldman,
                                                   Sachs & Co.
William J. McMahon      Director/Vice President    Vice President of Goldman,
                                                   Sachs & Co.
Dinakar Singh           Director/Vice President    Vice President of Goldman,
                                                   Sachs & Co.
Jonathan L. Kolatch     Director/Vice President    Managing Director of Goldman,
                                                   Sachs & Co.
Sanjeev K. Mehra        Director/Vice President    Managing Director of Goldman,
                                                   Sachs & Co.
Eric M. Mindich         Director/Vice President/   Managing Director of Goldman,
                        Treasurer                  Sachs & Co.
Peter G. Sachs          Director/Vice President    Limited Partner of The
                                                   Goldman Sachs Group, L.P.
Glenn R. Fuhrman        Director/Vice President    Vice President of Goldman,
                                                   Sachs & Co.
Peter M. Sacerdote      Director/Chairman/C.E.O./  Limited Partner of The
                        President                  Goldman Sachs Group, L.P.
David J. Greenwald      Vice President             Vice President of Goldman,
                                                   Sachs & Co.
Carla H. Skodinski      Vice President/Secretary   Vice President of Goldman,
                                                   Sachs & Co.
Esta E. Stecher         Vice President             Managing Director of Goldman,
                                                   Sachs & Co.
Richard A. Yacenda      Vice President             Vice President of Goldman,
                                                   Sachs & Co.

                                  SCHEDULE III


         In settlement of Securities and Exchange Commission Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

         The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

         In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.

         The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                  SCHEDULE IV
                            Essex International Inc.
                               Cusip No. 297025108


                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800316-12     2,000                     17      17-Apr-97    23-Apr-97
 0424-001372-12               2,000       17.875      24-Apr-97    29-Apr-97
 0418-800021-12     1,000                     17      17-Apr-97    23-Apr-97
 0501-001117-12               1,000        18.25       1-May-97     6-May-97
 0423-800005-12       250                     17      17-Apr-97    23-Apr-97
 0418-800056-12     1,000                     17      17-Apr-97    23-Apr-97
 0418-800057-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-800025-12     1,000                     17      17-Apr-97    23-Apr-97
 0501-001115-12               1,000        18.25       1-May-97     6-May-97
 0421-800006-12     2,000                     17      17-Apr-97    23-Apr-97
 0421-800042-12    12,000                     17      17-Apr-97    23-Apr-97
 0421-800043-12     8,000                     17      17-Apr-97    23-Apr-97
 0421-800120-12     3,000                     17      17-Apr-97    23-Apr-97
 0513-143286-12               3,000         19.5      13-May-97    16-May-97
 0423-800001-12     3,000                     17      17-Apr-97    23-Apr-97
 0513-143285-12               3,000       19.375      13-May-97    16-May-97
 0421-800117-12     7,500                     17      17-Apr-97    23-Apr-97
 0425-143130-12               2,900       18.125      25-Apr-97    30-Apr-97
 0501-143100-12               4,600        18.25       1-May-97     6-May-97
 0418-800187-12     1,000                     17      17-Apr-97    23-Apr-97
 0430-206173-12               1,000       18.125      30-Apr-97     5-May-97
 0418-800231-12     2,800                     17      17-Apr-97    23-Apr-97
 0421-999753-12     1,800                     17      17-Apr-97    23-Apr-97
 0418-800228-12     1,400                     17      17-Apr-97    23-Apr-97
 0418-800230-12     3,600                     17      17-Apr-97    23-Apr-97
 0418-800232-12     3,900                     17      17-Apr-97    23-Apr-97
 0418-800229-12     1,500                     17      17-Apr-97    23-Apr-97
 0418-800235-12     1,900                     17      17-Apr-97    23-Apr-97
 0418-800237-12       700                     17      17-Apr-97    23-Apr-97
 0418-800227-12     1,100                     17      17-Apr-97    23-Apr-97
 0421-800053-12     1,000                     17      17-Apr-97    23-Apr-97
 0418-800308-12     1,000                     17      17-Apr-97    23-Apr-97
 0418-800236-12     1,500                     17      17-Apr-97    23-Apr-97
 0421-800013-12     1,000                     17      17-Apr-97    23-Apr-97
 0418-274310-12     2,000                 17.125      18-Apr-97    23-Apr-97
 0430-999554-12               3,000        17.75      29-Apr-97     2-May-97
 0423-800008-12     2,000                     17      17-Apr-97    23-Apr-97
 0424-274272-12               2,000       17.904      24-Apr-97    29-Apr-97
 0422-800047-12     4,000                     17      17-Apr-97    23-Apr-97
 0509-274033-12               4,000       18.625       9-May-97    14-May-97
 0425-800026-12     7,000                     17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0513-274211-12               7,000       19.625      13-May-97    16-May-97
 0428-999521-12     2,500                     17      17-Apr-97    23-Apr-97
 0513-274212-12               2,500       19.625      13-May-97    16-May-97
 0428-999520-12     3,000                     17      17-Apr-97    23-Apr-97
 0430-274159-12               3,000       17.625      30-Apr-97     5-May-97
 0423-800010-12     1,000                     17      17-Apr-97    23-Apr-97
 0423-800013-12     1,000                     17      17-Apr-97    23-Apr-97
 0425-800024-12     2,500                     17      17-Apr-97    23-Apr-97
 0513-274213-12               2,500       19.625      13-May-97    16-May-97
 0421-800084-12     1,000                     17      17-Apr-97    23-Apr-97
 0418-800207-12     6,500                     17      17-Apr-97    23-Apr-97
 0423-286018-12               6,500       17.375      23-Apr-97    28-Apr-97
 0418-800209-12     1,500                     17      17-Apr-97    23-Apr-97
 0501-286046-12               1,500       18.375       1-May-97     6-May-97
 0418-800049-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-800046-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-800045-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-800183-12     1,000                     17      17-Apr-97    23-Apr-97
 0430-304062-12               1,000       17.625      30-Apr-97     5-May-97
 0418-800042-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-800041-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-800226-12     1,000                     17      17-Apr-97    23-Apr-97
 0513-304225-12     3,000                 19.625      13-May-97    16-May-97*
 0418-800162-12     1,500                     17      17-Apr-97    23-Apr-97
 0430-304077-12               1,500           18      30-Apr-97     5-May-97
 0418-800181-12     2,000                     17      17-Apr-97    23-Apr-97
 0430-304121-12               2,000           18      30-Apr-97     5-May-97
 0418-800156-12       500                     17      17-Apr-97    23-Apr-97
 0430-304079-12                 500           18      30-Apr-97     5-May-97
 0418-800159-12     1,000                     17      17-Apr-97    23-Apr-97
 0430-304080-12               1,000           18      30-Apr-97     5-May-97
 0418-333555-12     2,000                     17      17-Apr-97    23-Apr-97
 0418-333539-12     2,000                     17      17-Apr-97    23-Apr-97
 5425-323236-12               2,000           18      25-Apr-97    30-Apr-97
 0418-333554-12     5,000                     17      17-Apr-97    23-Apr-97
 7430-333991-12   159,340                   16.4      17-Apr-97    23-Apr-97
 0421-800012-13                 119           17      17-Apr-97    23-Apr-97
 0418-800059-13                 200           17      17-Apr-97    23-Apr-97
 0424-800003-13                 200           17      17-Apr-97    23-Apr-97
 0418-800167-13                 250           17      17-Apr-97    23-Apr-97
 0423-800005-13                 250           17      17-Apr-97    23-Apr-97


--------------
*  This transaction was effected on the New York Stock Exchange.

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800249-13                 380           17      17-Apr-97    23-Apr-97
 0418-800250-13                 450           17      17-Apr-97    23-Apr-97
 0418-800246-13                 490           17      17-Apr-97    23-Apr-97
 0418-800022-13                 500           17      17-Apr-97    23-Apr-97
 0418-800051-13                 500           17      17-Apr-97    23-Apr-97
 0418-800156-13                 500           17      17-Apr-97    23-Apr-97
 0418-800158-13                 500           17      17-Apr-97    23-Apr-97
 0418-800173-13                 500           17      17-Apr-97    23-Apr-97
 0418-800174-13                 500           17      17-Apr-97    23-Apr-97
 0418-800255-13                 500           17      17-Apr-97    23-Apr-97
 0418-800256-13                 500           17      17-Apr-97    23-Apr-97
 0418-800296-13                 500           17      17-Apr-97    23-Apr-97
 0421-800007-13                 500           17      17-Apr-97    23-Apr-97
 0421-800068-13                 500           17      17-Apr-97    23-Apr-97
 0418-800245-13                 540           17      17-Apr-97    23-Apr-97
 0418-800285-13                 600           17      17-Apr-97    23-Apr-97
 0421-800040-13                 600           17      17-Apr-97    23-Apr-97
 0418-800247-13                 620           17      17-Apr-97    23-Apr-97
 0418-800248-13                 620           17      17-Apr-97    23-Apr-97
 0418-800086-13                 700           17      17-Apr-97    23-Apr-97
 0418-800237-13                 700           17      17-Apr-97    23-Apr-97
 0418-800266-13                 700           17      17-Apr-97    23-Apr-97
 0422-800013-13                 750           17      17-Apr-97    23-Apr-97
 0422-800016-13                 750           17      17-Apr-97    23-Apr-97
 0418-800058-13                 800           17      17-Apr-97    23-Apr-97
 0418-800079-13                 800           17      17-Apr-97    23-Apr-97
 0418-800089-13                 800           17      17-Apr-97    23-Apr-97
 0418-800297-13                 890           17      17-Apr-97    23-Apr-97
 0418-800085-13                 900           17      17-Apr-97    23-Apr-97
 0418-800291-13                 910           17      17-Apr-97    23-Apr-97
 0418-800018-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800021-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800024-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800025-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800052-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800053-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800054-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800056-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800105-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800126-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800127-13               1,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800134-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800136-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800138-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800143-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800144-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800145-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800146-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800147-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800148-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800157-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800159-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800170-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800171-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800172-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800183-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800186-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800187-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800188-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800189-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800190-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800216-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800217-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800226-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800254-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800257-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800258-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800268-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800307-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800308-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800319-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800320-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800321-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800001-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800008-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800013-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800037-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800038-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800053-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800056-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800057-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800061-13               1,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0421-800083-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800084-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800085-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800086-13               1,000           17      17-Apr-97    23-Apr-97
 0421-800087-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800011-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800012-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800014-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800015-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800018-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800019-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800045-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800051-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800056-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800059-13               1,000           17      17-Apr-97    23-Apr-97
 0422-800068-13               1,000           17      17-Apr-97    23-Apr-97
 0423-800010-13               1,000           17      17-Apr-97    23-Apr-97
 0423-800011-13               1,000           17      17-Apr-97    23-Apr-97
 0423-800012-13               1,000           17      17-Apr-97    23-Apr-97
 0423-800013-13               1,000           17      17-Apr-97    23-Apr-97
 0418-800227-13               1,100           17      17-Apr-97    23-Apr-97
 0418-800087-13               1,200           17      17-Apr-97    23-Apr-97
 0418-800286-13               1,200           17      17-Apr-97    23-Apr-97
 0421-800041-13               1,200           17      17-Apr-97    23-Apr-97
 0421-800099-13               1,300           17      17-Apr-97    23-Apr-97
 0418-800228-13               1,400           17      17-Apr-97    23-Apr-97
 0418-800299-13               1,400           17      17-Apr-97    23-Apr-97
 0418-800023-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800160-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800161-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800162-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800163-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800166-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800194-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800195-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800197-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800200-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800203-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800205-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800209-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800210-13               1,500           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800214-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800220-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800229-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800236-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800252-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800253-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800294-13               1,500           17      17-Apr-97    23-Apr-97
 0421-800066-13               1,500           17      17-Apr-97    23-Apr-97
 0421-800126-13               1,500           17      17-Apr-97    23-Apr-97
 0421-800127-13               1,500           17      17-Apr-97    23-Apr-97
 0422-800060-13               1,500           17      17-Apr-97    23-Apr-97
 0422-800061-13               1,500           17      17-Apr-97    23-Apr-97
 0422-800069-13               1,500           17      17-Apr-97    23-Apr-97
 0418-800090-13               1,800           17      17-Apr-97    23-Apr-97
 0418-800234-13               1,800           17      17-Apr-97    23-Apr-97
 0418-800244-13               1,800           17      17-Apr-97    23-Apr-97
 0418-800235-13               1,900           17      17-Apr-97    23-Apr-97
 0418-800273-13               1,900           17      17-Apr-97    23-Apr-97
 0418-800284-13               1,900           17      17-Apr-97    23-Apr-97
 0418-800300-13               1,900           17      17-Apr-97    23-Apr-97
 0418-800004-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800041-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800042-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800043-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800044-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800045-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800046-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800047-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800048-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800049-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800050-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800055-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800057-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800060-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800104-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800106-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800121-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800122-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800135-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800137-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800139-13               2,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800140-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800141-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800142-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800150-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800155-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800164-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800165-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800181-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800182-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800184-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800185-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800193-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800198-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800199-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800204-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800208-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800215-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800218-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800259-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800260-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800261-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800262-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800292-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800295-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800311-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800316-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800318-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800006-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800016-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800067-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800069-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800070-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800071-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800113-13               2,000           17      17-Apr-97    23-Apr-97
 0421-800125-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800005-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800050-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800053-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800055-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800058-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800062-13               2,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0422-800064-13               2,000           17      17-Apr-97    23-Apr-97
 0422-800066-13               2,000           17      17-Apr-97    23-Apr-97
 0423-800008-13               2,000           17      17-Apr-97    23-Apr-97
 0418-800081-13               2,100           17      17-Apr-97    23-Apr-97
 0418-800082-13               2,100           17      17-Apr-97    23-Apr-97
 0418-800287-13               2,100           17      17-Apr-97    23-Apr-97
 0418-800298-13               2,100           17      17-Apr-97    23-Apr-97
 0418-800091-13               2,200           17      17-Apr-97    23-Apr-97
 0418-800092-13               2,200           17      17-Apr-97    23-Apr-97
 0418-800243-13               2,200           17      17-Apr-97    23-Apr-97
 0418-800290-13               2,200           17      17-Apr-97    23-Apr-97
 0421-800011-13               2,381           17      17-Apr-97    23-Apr-97
 0418-800270-13               2,400           17      17-Apr-97    23-Apr-97
 0421-800104-13               2,400           17      17-Apr-97    23-Apr-97
 0418-800001-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800002-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800065-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800179-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800180-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800206-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800278-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800281-13               2,500           17      17-Apr-97    23-Apr-97
 0421-800002-13               2,500           17      17-Apr-97    23-Apr-97
 0421-800064-13               2,500           17      17-Apr-97    23-Apr-97
 0421-800118-13               2,500           17      17-Apr-97    23-Apr-97
 0422-800017-13               2,500           17      17-Apr-97    23-Apr-97
 0422-800054-13               2,500           17      17-Apr-97    23-Apr-97
 0425-800024-13               2,500           17      17-Apr-97    23-Apr-97
 0428-999521-13               2,500           17      17-Apr-97    23-Apr-97
 0418-800289-13               2,600           17      17-Apr-97    23-Apr-97
 0421-800114-13               2,600           17      17-Apr-97    23-Apr-97
 0418-800037-13               2,700           17      17-Apr-97    23-Apr-97
 0418-800231-13               2,800           17      17-Apr-97    23-Apr-97
 0418-800240-13               2,900           17      17-Apr-97    23-Apr-97
 0418-800280-13               2,900           17      17-Apr-97    23-Apr-97
 0418-800088-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800120-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800129-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800196-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800219-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800221-13               3,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800223-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800224-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800225-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800251-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800263-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800313-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800315-13               3,000           17      17-Apr-97    23-Apr-97
 0421-800058-13               3,000           17      17-Apr-97    23-Apr-97
 0421-800120-13               3,000           17      17-Apr-97    23-Apr-97
 0421-800128-13               3,000           17      17-Apr-97    23-Apr-97
 0421-999168-13               3,000           17      17-Apr-97    23-Apr-97
 0421-999169-13               3,000           17      17-Apr-97    23-Apr-97
 0421-999170-13               3,000           17      17-Apr-97    23-Apr-97
 0421-999171-13               3,000           17      17-Apr-97    23-Apr-97
 0421-999172-13               3,000           17      17-Apr-97    23-Apr-97
 0422-800049-13               3,000           17      17-Apr-97    23-Apr-97
 0422-800052-13               3,000           17      17-Apr-97    23-Apr-97
 0422-800057-13               3,000           17      17-Apr-97    23-Apr-97
 0422-800063-13               3,000           17      17-Apr-97    23-Apr-97
 0422-800065-13               3,000           17      17-Apr-97    23-Apr-97
 0422-800067-13               3,000           17      17-Apr-97    23-Apr-97
 0423-800001-13               3,000           17      17-Apr-97    23-Apr-97
 0428-999520-13               3,000           17      17-Apr-97    23-Apr-97
 0418-800304-13               3,200           17      17-Apr-97    23-Apr-97
 0418-800035-13               3,400           17      17-Apr-97    23-Apr-97
 0418-800098-13               3,400           17      17-Apr-97    23-Apr-97
 0418-800267-13               3,400           17      17-Apr-97    23-Apr-97
 0418-800269-13               3,400           17      17-Apr-97    23-Apr-97
 0418-800202-13               3,500           17      17-Apr-97    23-Apr-97
 0418-800230-13               3,600           17      17-Apr-97    23-Apr-97
 0418-800083-13               3,800           17      17-Apr-97    23-Apr-97
 0418-800084-13               3,900           17      17-Apr-97    23-Apr-97
 0418-800232-13               3,900           17      17-Apr-97    23-Apr-97
 0418-800288-13               3,900           17      17-Apr-97    23-Apr-97
 0418-800303-13               3,900           17      17-Apr-97    23-Apr-97
 0421-800106-13               3,900           17      17-Apr-97    23-Apr-97
 0421-800107-13               3,900           17      17-Apr-97    23-Apr-97
 0418-800077-13               4,000           17      17-Apr-97    23-Apr-97
 0418-800078-13               4,000           17      17-Apr-97    23-Apr-97
 0418-800149-13               4,000           17      17-Apr-97    23-Apr-97
 0418-800191-13               4,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800201-13               4,000           17      17-Apr-97    23-Apr-97
 0421-800033-13               4,000           17      17-Apr-97    23-Apr-97
 0421-800052-13               4,000           17      17-Apr-97    23-Apr-97
 0421-800123-13               4,000           17      17-Apr-97    23-Apr-97
 0421-800124-13               4,000           17      17-Apr-97    23-Apr-97
 0422-800047-13               4,000           17      17-Apr-97    23-Apr-97
 0418-800117-13               4,100           17      17-Apr-97    23-Apr-97
 0424-800001-13               4,100           17      17-Apr-97    23-Apr-97
 0418-800264-13               4,300           17      17-Apr-97    23-Apr-97
 0418-800275-13               4,500           17      17-Apr-97    23-Apr-97
 0418-800233-13               4,800           17      17-Apr-97    23-Apr-97
 0418-800064-13               5,000           17      17-Apr-97    23-Apr-97
 0418-800118-13               5,000           17      17-Apr-97    23-Apr-97
 0418-800175-13               5,000           17      17-Apr-97    23-Apr-97
 0418-800176-13               5,000           17      17-Apr-97    23-Apr-97
 0418-800177-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800044-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800045-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800059-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800060-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800079-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800080-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800081-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800122-13               5,000           17      17-Apr-97    23-Apr-97
 0422-800046-13               5,000           17      17-Apr-97    23-Apr-97
 0421-800100-13               5,100           17      17-Apr-97    23-Apr-97
 0418-800097-13               5,400           17      17-Apr-97    23-Apr-97
 0418-800241-13               5,400           17      17-Apr-97    23-Apr-97
 0421-800108-13               5,600           17      17-Apr-97    23-Apr-97
 0418-800242-13               5,700           17      17-Apr-97    23-Apr-97
 0421-800112-13               5,700           17      17-Apr-97    23-Apr-97
 0421-800115-13               5,800           17      17-Apr-97    23-Apr-97
 0418-800301-13               5,900           17      17-Apr-97    23-Apr-97
 0418-800116-13               6,000           17      17-Apr-97    23-Apr-97
 0418-800192-13               6,000           17      17-Apr-97    23-Apr-97
 0418-800222-13               6,000           17      17-Apr-97    23-Apr-97
 0421-800119-13               6,000           17      17-Apr-97    23-Apr-97
 0418-800062-13               6,500           17      17-Apr-97    23-Apr-97
 0418-800207-13               6,500           17      17-Apr-97    23-Apr-97
 0418-800271-13               6,900           17      17-Apr-97    23-Apr-97
 0418-800113-13               7,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-800123-13               7,000           17      17-Apr-97    23-Apr-97
 0421-800035-13               7,000           17      17-Apr-97    23-Apr-97
 0425-800026-13               7,000           17      17-Apr-97    23-Apr-97
 0421-800010-13               7,400           17      17-Apr-97    23-Apr-97
 0418-800069-13               7,500           17      17-Apr-97    23-Apr-97
 0421-800117-13               7,500           17      17-Apr-97    23-Apr-97
 0418-800169-13               8,000           17      17-Apr-97    23-Apr-97
 0418-800302-13               8,000           17      17-Apr-97    23-Apr-97
 0421-800043-13               8,000           17      17-Apr-97    23-Apr-97
 0429-800258-13               8,000           17      17-Apr-97    23-Apr-97
 0421-800102-13               8,400           17      17-Apr-97    23-Apr-97
 0418-800282-13               8,500           17      17-Apr-97    23-Apr-97
 0418-800080-13               9,000           17      17-Apr-97    23-Apr-97
 0418-800038-13               9,300           17      17-Apr-97    23-Apr-97
 0418-800028-13              10,000           17      17-Apr-97    23-Apr-97
 0418-800168-13              10,000           17      17-Apr-97    23-Apr-97
 0418-800178-13              10,000           17      17-Apr-97    23-Apr-97
 0418-800293-13              10,000           17      17-Apr-97    23-Apr-97
 0418-800265-13              10,200           17      17-Apr-97    23-Apr-97
 0418-800108-13              11,300           17      17-Apr-97    23-Apr-97
 0418-800112-13              11,500           17      17-Apr-97    23-Apr-97
 0418-800115-13              11,800           17      17-Apr-97    23-Apr-97
 0418-800239-13              12,000           17      17-Apr-97    23-Apr-97
 0421-800036-13              12,000           17      17-Apr-97    23-Apr-97
 0421-800042-13              12,000           17      17-Apr-97    23-Apr-97
 0418-800238-13              12,800           17      17-Apr-97    23-Apr-97
 0421-800032-13              13,000           17      17-Apr-97    23-Apr-97
 0421-800029-13              13,100           17      17-Apr-97    23-Apr-97
 0421-800116-13              13,400           17      17-Apr-97    23-Apr-97
 0418-800063-13              13,500           17      17-Apr-97    23-Apr-97
 0418-800071-13              13,500           17      17-Apr-97    23-Apr-97
 0418-800074-13              13,500           17      17-Apr-97    23-Apr-97
 0418-800068-13              14,000           17      17-Apr-97    23-Apr-97
 0421-800023-13              14,700           17      17-Apr-97    23-Apr-97
 0418-800067-13              15,000           17      17-Apr-97    23-Apr-97
 0418-800103-13              15,000           17      17-Apr-97    23-Apr-97
 0422-800002-13              15,000           17      17-Apr-97    23-Apr-97
 0418-800272-13              15,700           17      17-Apr-97    23-Apr-97
 0421-800103-13              16,200           17      17-Apr-97    23-Apr-97
 0418-800283-13              16,300           17      17-Apr-97    23-Apr-97
 0421-800009-13              17,600           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0421-800024-13              17,600           17      17-Apr-97    23-Apr-97
 0418-800107-13              18,000           17      17-Apr-97    23-Apr-97
 0421-800004-13              20,000           17      17-Apr-97    23-Apr-97
 0421-800034-13              20,000           17      17-Apr-97    23-Apr-97
 0421-800078-13              20,000           17      17-Apr-97    23-Apr-97
 0421-800105-13              20,300           17      17-Apr-97    23-Apr-97
 0418-800306-13              20,500           17      17-Apr-97    23-Apr-97
 0418-800076-13              22,200           17      17-Apr-97    23-Apr-97
 0421-800028-13              24,000           17      17-Apr-97    23-Apr-97
 0418-800309-13              25,000           17      17-Apr-97    23-Apr-97
 0418-800073-13              26,500           17      17-Apr-97    23-Apr-97
 0418-800110-13              30,000           17      17-Apr-97    23-Apr-97
 0421-800063-13              30,000           17      17-Apr-97    23-Apr-97
 0421-800065-13              30,000           17      17-Apr-97    23-Apr-97
 0421-800021-13              30,300           17      17-Apr-97    23-Apr-97
 0418-800072-13              30,500           17      17-Apr-97    23-Apr-97
 0421-800109-13              30,500           17      17-Apr-97    23-Apr-97
 0418-800111-13              32,000           17      17-Apr-97    23-Apr-97
 0418-800033-13              33,100           17      17-Apr-97    23-Apr-97
 0421-800101-13              33,700           17      17-Apr-97    23-Apr-97
 0421-800026-13              34,000           17      17-Apr-97    23-Apr-97
 0421-800025-13              34,900           17      17-Apr-97    23-Apr-97
 0418-800066-13              35,500           17      17-Apr-97    23-Apr-97
 0418-800036-13              36,600           17      17-Apr-97    23-Apr-97
 0418-800274-13              39,500           17      17-Apr-97    23-Apr-97
 0418-800100-13              40,000           17      17-Apr-97    23-Apr-97
 0421-800019-13              40,000           17      17-Apr-97    23-Apr-97
 0418-800114-13              46,700           17      17-Apr-97    23-Apr-97
 0418-800277-13              49,100           17      17-Apr-97    23-Apr-97
 0418-800061-13              50,000           17      17-Apr-97    23-Apr-97
 0421-800062-13              50,000           17      17-Apr-97    23-Apr-97
 0418-800279-13              51,100           17      17-Apr-97    23-Apr-97
 0421-800030-13              51,800           17      17-Apr-97    23-Apr-97
 0421-800022-13              53,300           17      17-Apr-97    23-Apr-97
 0421-800111-13              65,000           17      17-Apr-97    23-Apr-97
 0418-800070-13              66,500           17      17-Apr-97    23-Apr-97
 0418-800034-13              66,900           17      17-Apr-97    23-Apr-97
 0418-800099-13              71,200           17      17-Apr-97    23-Apr-97
 0418-800109-13              71,600           17      17-Apr-97    23-Apr-97
 0418-800040-13              72,100           17      17-Apr-97    23-Apr-97
 0418-800276-13              74,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0421-800020-13               76,800          17      17-Apr-97     23-Apr-97
 0421-800027-13               80,300          17      17-Apr-97     23-Apr-97
 0421-800110-13               85,700          17      17-Apr-97     23-Apr-97
 0422-800004-13               90,000          17      17-Apr-97     23-Apr-97
 0421-800098-13              107,700          17      17-Apr-97     23-Apr-97
 7501-999947-12              159,340       15.98      17-Apr-97     23-Apr-97
 0421-800018-13              160,000          17      17-Apr-97     23-Apr-97
 0421-800003-13              165,000          17      17-Apr-97     23-Apr-97
 0418-800075-13              185,300          17      17-Apr-97     23-Apr-97
 0421-800031-13              190,000          17      17-Apr-97     23-Apr-97
 0418-800039-13              227,900          17      17-Apr-97     23-Apr-97
 0418-800032-13              250,000          17      17-Apr-97     23-Apr-97
 0418-800093-13              575,000          17      17-Apr-97     23-Apr-97
 7418-333995-12            1,124,500       15.97      17-Apr-97     23-Apr-97
 0422-110002-12    19,338                     17      21-Apr-97     24-Apr-97
 0421-111479-12    54,800                     17      21-Apr-97     24-Apr-97
 0418-110918-12   150,000                 17.125      18-Apr-97     23-Apr-97
 0418-110919-12   562,000                     17      18-Apr-97     23-Apr-97
 5501-999947-13   159,340                  15.98      17-Apr-97     23-Apr-97
 5418-333995-13 1,124,500                  15.97      17-Apr-97     23-Apr-97
 0418-333997-13               97,500        16.4      17-Apr-97     23-Apr-97
 5430-333991-13              159,340        16.4      17-Apr-97     23-Apr-97
 0418-333996-13            1,027,000        16.4      17-Apr-97     23-Apr-97
 0418-333996-12 1,027,000                   16.4      17-Apr-97     23-Apr-97
 0418-333557-13                1,000          17      17-Apr-97     23-Apr-97
 5418-333532-13                1,000          17      17-Apr-97     23-Apr-97
 5418-333533-13                1,000          17      17-Apr-97     23-Apr-97
 0418-333538-13                2,000          17      17-Apr-97     23-Apr-97
 5421-333600-13                2,000          17      17-Apr-97     23-Apr-97
 0418-333513-13                3,000          17      17-Apr-97     23-Apr-97
 5418-333531-13                4,000          17      17-Apr-97     23-Apr-97
 5418-333534-13                4,000          17      17-Apr-97     23-Apr-97
 0418-333512-13                5,000          17      17-Apr-97     23-Apr-97
 0418-333520-13                5,000          17      17-Apr-97     23-Apr-97
 0418-333521-13                5,000          17      17-Apr-97     23-Apr-97
 0418-333522-13                5,000          17      17-Apr-97     23-Apr-97
 0418-333527-13                5,000          17      17-Apr-97     23-Apr-97
 0418-333535-13                5,000          17      17-Apr-97     23-Apr-97
 5418-333529-13                5,000          17      17-Apr-97     23-Apr-97
 5421-333601-13                5,000          17      17-Apr-97     23-Apr-97
 0418-333510-13                6,000          17      17-Apr-97     23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 0418-333505-13               6,300           17      17-Apr-97    23-Apr-97
 0418-333515-13               7,500           17      17-Apr-97    23-Apr-97
 0418-333504-13               8,400           17      17-Apr-97    23-Apr-97
 0418-333508-13              10,000           17      17-Apr-97    23-Apr-97
 0418-333523-13              10,000           17      17-Apr-97    23-Apr-97
 0418-333524-13              10,000           17      17-Apr-97    23-Apr-97
 0418-333528-13              10,000           17      17-Apr-97    23-Apr-97
 0418-333980-13              10,400           17      17-Apr-97    23-Apr-97
 0418-333514-13              17,500           17      17-Apr-97    23-Apr-97
 0418-333518-13              20,000           17      17-Apr-97    23-Apr-97
 0418-333516-13              25,000           17      17-Apr-97    23-Apr-97
 0418-333517-13              28,000           17      17-Apr-97    23-Apr-97
 0418-333506-13              30,000           17      17-Apr-97    23-Apr-97
 0418-333509-13              30,000           17      17-Apr-97    23-Apr-97
 0418-333519-13              30,000           17      17-Apr-97    23-Apr-97
 0418-333525-13              30,000           17      17-Apr-97    23-Apr-97
 0418-333502-13              33,700           17      17-Apr-97    23-Apr-97
 0418-333503-13              41,200           17      17-Apr-97    23-Apr-97
 0418-333526-13              50,000           17      17-Apr-97    23-Apr-97
 0418-333507-13              75,000           17      17-Apr-97    23-Apr-97
 0418-333511-13             180,000           17      17-Apr-97    23-Apr-97
 0418-333536-13             300,000           17      17-Apr-97    23-Apr-97
 0418-333997-12   97,500                    16.4      17-Apr-97    23-Apr-97
 0418-333546-13               1,000           17      17-Apr-97    23-Apr-97
 0421-333503-13               1,000           17      17-Apr-97    23-Apr-97
 0421-333506-13               1,000           17      17-Apr-97    23-Apr-97
 0421-333507-13               1,000           17      17-Apr-97    23-Apr-97
 0421-333508-13               1,000           17      17-Apr-97    23-Apr-97
 5418-333541-13               1,000           17      17-Apr-97    23-Apr-97
 5418-333543-13               1,000           17      17-Apr-97    23-Apr-97
 5418-333549-13               1,000           17      17-Apr-97    23-Apr-97
 5418-333556-13               1,000           17      17-Apr-97    23-Apr-97
 5421-333504-13               1,000           17      17-Apr-97    23-Apr-97
 5423-999339-13               1,000           17      17-Apr-97    23-Apr-97
 0418-333539-13               2,000           17      17-Apr-97    23-Apr-97
 0418-333547-13               2,000           17      17-Apr-97    23-Apr-97
 0418-333548-13               2,000           17      17-Apr-97    23-Apr-97
 0418-333552-13               2,000           17      17-Apr-97    23-Apr-97
 0418-333555-13               2,000           17      17-Apr-97    23-Apr-97
 0418-333558-13               2,000           17      17-Apr-97    23-Apr-97
 0421-333501-13               2,000           17      17-Apr-97    23-Apr-97

                            Essex International Inc.
                               Cusip No. 297025108

                                                                   Settlement
  REFERENCE #        Pur.     Sales        Price      Trade Date      Date
  -----------       -----     -----       ------      ----------   ----------
 5423-999340-13               2,000           17      17-Apr-97    23-Apr-97
 0418-333545-13               3,000           17      17-Apr-97    23-Apr-97
 0418-333550-13               3,000           17      17-Apr-97    23-Apr-97
 0421-333505-13               3,000           17      17-Apr-97    23-Apr-97
 0421-333516-13               3,000           17      17-Apr-97    23-Apr-97
 5418-333551-13               3,000           17      17-Apr-97    23-Apr-97
 5418-333553-13               3,000           17      17-Apr-97    23-Apr-97
 5421-333515-13               3,000           17      17-Apr-97    23-Apr-97
 5421-333514-13               3,200           17      17-Apr-97    23-Apr-97
 5418-333544-13               4,000           17      17-Apr-97    23-Apr-97
 0418-333554-13               5,000           17      17-Apr-97    23-Apr-97
 0421-333510-13               5,000           17      17-Apr-97    23-Apr-97
 0421-333511-13               5,000           17      17-Apr-97    23-Apr-97
 5421-333513-13               5,000           17      17-Apr-97    23-Apr-97
 0418-333540-13               5,800           17      17-Apr-97    23-Apr-97
 0418-333542-13               7,000           17      17-Apr-97    23-Apr-97
 0421-333509-13               9,500           17      17-Apr-97    23-Apr-97